                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number 000-21325
                                                                      ---------



                           NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F   [ ] Form 10-Q


[ ]    Form N-SAR

       For Period Ended:     DECEMBER 31, 2001
                       --------------------------------------------------------


[ ]    Transition Report on Form 10-K     [ ]   Transition Report on Form 10-Q


[ ]    Transition Report on Form 20-F     [ ]   Transition Report on Form N-SAR


[ ]    Transition Report on Form 11-K

       For Transition Period Ended:
                                   ---------------------------------------------


         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
--------------------------------------------------------------------------------

Full Name of Registrant:     SYSTEMONE TECHNOLOGIES INC.
                        --------------------------------------------------------

Former Name if Applicable:
                          ------------------------------------------------------

Address of Principal Executive Office
(Street and Number):    8305 N.W. 27TH STREET, SUITE 107
                        --------------------------------------------------------

City, State and Zip Code:     MIAMI, FLORIDA  33122
                         -------------------------------------------------------


--------------------------------------------------------------------------------
PART II - RULE 12b-25(b) AND (c)
--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   [X]       (a)      The reasons described in reasonable detail in Part III of
                      this form could not be eliminated without unreasonable effort or expense;

   [X]       (b)      The subject annual report, semi-annual report, transition
                      report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ]       (c)      The accountant's statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.


--------------------------------------------------------------------------------
PART III - NARRATIVE
--------------------------------------------------------------------------------

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

                              SEE ATTACHMENT HERETO

--------------------------------------------------------------------------------
PART IV - OTHER INFORMATION
--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification:

               STEVEN M. HEALY             (305)            593-8015
         --------------------------- --------------- --------------------------
                    (Name)              (Area Code)    (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

                                 [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes     [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              SEE ATTACHMENT HERETO

                           SYSTEMONE TECHNOLOGIES INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2002                  By: /s/ PAUL I. MANSUR
                                         ---------------------------------------
                                          Name:  Paul I. Mansur
                                          Title: Chief Executive Officer

                            ATTACHMENT TO FORM 12b-25

                FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2001

PART III - NARRATIVE

For the fiscal year ended December 31, 2001, SystemOne Technologies Inc. (the "Company") dismissed KPMG, LLP as its auditors and retained in its place BDO Seidman, LLP, requiring the Company to obtain audit reports and consents from both firms in connection with the filing of the Annual Report on Form 10-KSB for such fiscal year. In the process of obtaining KPMG, LLP's report and consent with respect to the fiscal year ended December 31, 2000, to be included in such Form 10-KSB, such firm revaluated the classification of certain expenses related to the fiscal year ended December 31, 2000, and required the Company to reclassify such expenses as more fully described below, which determination was communicated to the Company immediately prior to the deadline for filing the Form 10-KSB thereby leaving the Company with insufficient time to process such reclassification and related disclosures. The reclassification involves reducing restructuring and other charges related to inventory write offs by approximately $660,000 and increasing cost of sales for the year ended December 31, 2000 by an equal amount with no net effect on operating loss or net loss.

PART IV - OTHER INFORMATION

(3) The Company anticipates that it will report a significant material change in its results of operations for the year ended December 31, 2001 as compared to its results of operations for the year ended December 31, 2000 as a result of the following. On November 14, 2000, the Company entered into a Marketing and Distribution Agreement as amended and restated as of March 8, 2001 (the "Exclusive Marketing Agreement"), with Safety-Kleen Systems, Inc., a wholly owned subsidiary of Safety-Kleen Corp. (collectively, "Safety-Kleen").

Under the Exclusive Marketing Agreement, Safety-Kleen was appointed the exclusive distributor of SystemOne(R) parts washer equipment in the United States, Puerto Rico, Canada and Mexico (the "Territory") and provides for minimum annual purchases escalating from 10,000 units during each of the first two years to 18,000 units during the fifth year at specified prices.

In connection with the Exclusive Marketing Agreement, the Company restructured its operations beginning in November 2000 with a major emphasis on eliminating its national sales and service infrastructure resulting in a significant reduction in operating expenses.

As a result of operating under the Exclusive Marketing Agreement and the related restructuring, the Company expects to report a profit from operations of $2,464,097 and a net loss attributable to common shares of $4,194,970 for 2001 as compared to a loss from operations of $17,462,582 and a net loss attributable to common shares of $21,999,545 for 2000.